SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated September 15, 2017 in respect of Poll Results of Extraordinary General Meeting and Update on the Mixed Ownership Reform Plan.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: September 18, 2017
	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Poll Results of Extraordinary General Meeting

and

Update on the Mixed Ownership Reform Plan

Poll Results of the Extraordinary General Meeting

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Unicom (Hong Kong) Limited (the “Company”) dated 28 August 2017. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as ascribed to them in the Circular.

The Board of Directors (the “Board”) of the Company is pleased to announce that the Extraordinary General Meeting of the Company was held on Friday, 15 September 2017 (the “EGM”). As of the date of the EGM, the total number of issued Shares of the Company was 23,947,081,083. As set out in the Circular, as Unicom BVI, Unicom A Share Company and Unicom Group BVI are all ultimately controlled by Unicom Group, Unicom BVI and Unicom Group BVI, which hold 9,725,000,020 Shares and 8,082,130,236 Shares in the Company, representing approximately 40.61% and 33.75% of the total issued Shares, respectively, were required to abstain and have abstained from voting on the resolution in respect of the Proposed Subscription. Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 Shares, which are held by Unicom Group BVI as trustee on behalf of a PRC Shareholder. As such PRC Shareholder is not an associate of Unicom Group BVI under the Listing Rules, Unicom Group BVI can exercise and has exercised the voting rights in respect of such Shares on behalf of and in accordance with the instruction received from the PRC Shareholder. There were no restrictions on any other Shareholders casting votes on the proposed resolution at the EGM. Accordingly, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution at the EGM was 6,139,950,827, representing approximately 25.64% of the total number of issued Shares of the Company. Save as disclosed above, there were no Shares entitling the holders to attend and abstain from voting in favour of the resolution at the EGM as set out in Rule 13.40 of the Listing Rules and none of the Shareholders has stated his intention in the Circular to vote against or to abstain from voting on the resolution proposed at the EGM.

1

Hong Kong Registrars Limited, registrar of the Company’s Shares, acted as scrutineer for the vote-taking at the EGM.

The poll results in respect of the proposed resolution at the EGM were as follows:

Ordinary Resolution	No. of Votes (%)
	For	Against
THAT the share subscription agreement (the “Share Subscription Agreement”) entered into between the Company and China Unicom (BVI) Limited dated 22 August 2017 relating to the proposed allotment and issue of a maximum of 6,651,043,262 new shares in the capital of the Company (the “Subscription Shares”) by the Company at the subscription price of HK$13.24 per Subscription Share to China Unicom (BVI) Limited (the “Proposed Subscription”), a copy of the Share Subscription Agreement having been produced to this Meeting marked “A” and signed by the Chairman of this Meeting for identification purposes, and the transactions contemplated thereunder, including the grant of a specific mandate for the allotment and issue of the Subscription Shares, be and are hereby approved, confirmed and ratified, and the directors of the Company, acting together, individually or by committee, be and are hereby authorised to execute all such documents and/or to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Share Subscription Agreement and the Proposed Subscription.	3,626,402,538 (94.6595%)	204,594,889 (5.3405%)

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

Update on the Mixed Ownership Reform Plan

Reference is made to the announcements of the Company dated 16, 20 and 22 August 2017 in relation to the Mixed Ownership Reform Plan. The Company has been informed by Unicom Group that the State-owned Assets Supervision and Administration Commission of the State Council of the PRC has issued its approval letter on 13 September 2017 approving the transfer of 1,899,764,201 shares held by Unicom Group in Unicom A Share Company to (China Structural Reform Fund Corporation Limited) and approving in principle the non-public issuance of not more than 9,037,354,292 shares by Unicom A Share Company. The non-public issuance of the shares by Unicom A Share Company is still subject to the approval of the shareholder meeting of Unicom A Share Company and the China Securities Regulatory Commission.

2

The completion of the Proposed Subscription is subject to the satisfaction of certain conditions and accordingly, the Proposed Subscription may or may not proceed. Shareholders, holders of ADSs and potential investors of the Company are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By Order of the Board of
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 15 September 2017

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

3